Exhibit 99.2

Notice of annual meeting of common shareholders

You’re invited to attend our 2020 annual meeting of common shareholders
When May 7, 2020 11 a.m. (Eastern time) Where Manulife Head Office 200 Bloor Street East Toronto, Canada

Four items of business

•   Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2019

•   Electing directors

•   Appointing the auditors

•   Having a say on executive pay

We’ll consider any other matters that are properly brought before the meeting, but we are not aware of any at this time. The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and place.

We are actively monitoring the coronavirus (COVID-19) situation and are sensitive to the public health and travel concerns our shareholders may have as well as the protocols public health authorities may recommend.

We remind shareholders that a live webcast of the meeting will be available at manulife.com and this year, more than ever, we encourage you to vote your shares prior to the meeting. Please read the voting section starting on page 10 for information on how to vote.

In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting via press release as promptly as practicable, which may include holding the meeting solely by means of remote communication. As the situation develops we will post any updates on our website (manulife.com).

By order of the board of directors, Antonella Deo Corporate Secretary March 11, 2020